Contact

www.linkedin.com/in/craig-cochran-2a45459 (LinkedIn)

Top Skills

Business Strategy

Usability

Qualitative & Quantitative Research Methodologies

Craig Cochran

Senior UX Designer at Nuleaf

United States

Summary

With over a decade of experience co-founding and managing multiple companies, I have accrued management experience in a variety of sectors. My process and solutions-focused approach to start-ups incorporates daily oversight to monitor and facilitate project execution at the macro and micro levels.

• Executed SEO strategy that outperformed all third party sites.
• Secured $25 million investment by implementing data models for the launch of a brand I created.
• Achieved 97% satisfaction rating on product development launch.
• Recruited, trained, motivated and developed my managers and maintained top team for >10 years.
• Used data to help automate and build dashboards for executive reviews.
• Created prototypes for mobile with Figma alongside various web and client side components.
• Implemented research and UX design data in building and wireframing PMP's mobile app solution.

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Experience

Nuleaf

Head of Operations and Lead UX designer, Nuleaf

December 2019 - Present (3 years 5 months)

New York, New York, United States

• Presenting updates to senior leadership while managing expectations yielding $25 million investment.
• Conducted usability testing which led to the app outperforming all third-party sites.
• Synthesized research and testing data and reported to senior stakeholders increasing downloads by 300%.
• Worked across multiple people and teams to deliver high performing app with thousands of downloads.

• Developed rewards program that increased downloads and user reviews leading to 97% satisfaction rating.
• Coached and developed leadership team and retained high performing managers for >10 years.
• Designed strategy by using data to drive outcomes which saw increase in sales >300%
• Worked closely with engineering team to design features to drive demand and new customer acquisition, saw 2X month over month growth.
• Worked cross functionally to design products and pricing page tool, incorporating research and fully functional prototypes for testing and launch.
• Created wireframes and conducted user interviews to help contribute to the visual design of the website as well as mobile application.
• Designed UI & UX in collaboration with engineering teams, and managed implementation of features.

Blackbird
Co-Founder
2013 - Present (10 years)
New York, NY

• Used data to grow valuation from $5 million to $20 million.
• Led the VC seed round resulting in $3 million investment.
• Negotiated nationwide launch with TARGET resulting in $4 million run rate.
• Stewarded Blackbird's jump into B2B and B2C sales.

Terri
Lead UX Designer
2010 - December 2019 (9 years)
60 west 23rd street

• Launched pioneering start up from scratch to >$5 million annual sales.
• Managed dev team that launched the mobile app which outperformed Seamless, Grubhub and increased revenue by $1 million.
• Executed a plan on data that led to a valuation growth from $1 million to $15 million in one year.
• Examined reports and identified new strategies for improving results increasing sales 40%.
• Launched viral marketing campaign which saw increase in sales >300% in one day.
• Managed teams of over 150 employees.

Practice Makes Perfect

UX Designer
April 2018 - September 2018 (6 months)
New York, New York, United States

• Used data to help automate and build dashboards for executive reviews.
• Created functional prototypes for mobile with Figma alongside various web and client-side components.
• Implemented research and UX design data in building and wireframing PMP's first mobile application solution.
• Managed multiple priorities and executed projects while managing expectations of senior stakeholders.
• Communicated and used storytelling effectively which led to a 97% user satisfaction rating.

Education

Flatiron School
UX Design · (2018 - 2018)

University at Buffalo
Bachelor of Arts - BA, Anthropology · (2003)